EXHIBIT 4.25

URANIUM LEASE and
SURFACE AND DAMAGE AGREEMENT

This Uranium Lease and Surface and Damage Agreement (this “Agreement”) is made and entered into between M J Ranches, a Wyoming Corporation, (“Lessor” and “Owner”) whose address is 550 Garrett Road, Garrett, Wyoming, 82058, and 448018 Exploration Inc., a Nevada Corporation, (“Lessee”) with offices at Suite 1240-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1.

RECITALS

A.           Owner owns certain mineral interests in Albany County, Wyoming, more particularly described on the attached Exhibit A (hereinafter the “Mineral Estate”).

B.           Owner owns the surface estate in Albany County, Wyoming, more particularly described on the attached Exhibit B (hereinafter the “Fee Lands”).

C.           Owner holds certain rights in the surface estate of the federal lands in Albany County, Wyoming, more particularly described on the attached Exhibit C (hereinafter the “Federal Grazing Lands”).

D.           Owner holds certain rights in the surface estate of certain adjacent lands owned by the State of Wyoming (hereinafter the “State Grazing Lands”) and Lessee holds a mining lease for the mineral estate under the State Grazing Lands.  Owner and Lessee have entered into a Surface Impact Agreement of even date herewith providing for access and other considerations for the State Grazing Lands.

E.           Lessee desires to lease from Owner, and Owner desires to lease to Lessee, a portion of the Mineral Estate as described herein under the terms and conditions set forth herein.

F.           Lessee desires to utilize portions of the Fee Lands to access the Leased Minerals (as hereinafter defined) and to access Lessee’s federal unpatented mining claims under a portion of the Fee Lands and the Federal Grazing Lands, and certain other lands in the vicinity of the Fee Lands and Federal Grazing Lands (hereinafter, “Area Lands”), and Owner desires to grant such right to Lessee under the terms and conditions set forth herein.

G.           Owner and Lessee desire to set forth their agreements and understandings regarding Lessee’s exploration and development of the Leased Minerals and Lessee’s mining claims, mining leases and other mineral interests in the Federal Grazing Lands, State Grazing Lands and other Area Lands, use of the Fee Lands and compensation for certain impacts, damages and inconveniences to Owner resulting from such exploration and development.

AGREEMENT

In consideration of the terms, conditions, covenants, consideration and agreement contained herein, it is agreed as follows:

1.            Uranium Lease.   For and in consideration of Five Dollars ($5) multiplied by five years,

and multiplied by the number of acres described in Exhibit A, (to be considered “Advance Royalty”), as full payment in advance for the first five year term; plus Fifty Thousand Dollars ($50,000) lump sum bonus payment (“Bonus Payment”) and other good and valuable consideration, the receipt of which is hereby acknowledged, and the mutual covenants contained herein, Lessor hereby grants and leases (this “Lease”) exclusively unto Lessee all uranium, molybdenum, vanadium, and other fissionable source materials (“Leased Minerals”) on or under the Mineral Estate now owned by Lessor as described on attached Exhibit A.   The Advance Royalty shall be paid on execution of this Agreement in advance for each year of the first five year term.

a.           Term -  This Lease is granted for an initial term of five (5) years from and after the date hereof, with two (2) optional extensions of five (5) years each available, for a total of fifteen (15) years maximum lease term.  On or before the sixth (6) anniversary date thereof, Lessee may extend this Lease for five (5) years by paying to Lessor payments in the same amount as the original Advance Royalty and Bonus Payment, adjusted for inflation as outlined in Paragraph 7e.

Upon the expiration of the initial & first five (5) year term extension, Lessee shall have the right to extend the Lease for an additional five (5) year term, by paying to Lessor rentals in the same amount as the original Advance Royalty and Bonus Payment, adjusted for inflation as outlined in Paragraph 7e.

This Lease is also granted for a continuing term as long after the initial or secondary term as any mining, development or processing or restoration is being conducted hereunder on a continuous basis.  Such operations shall be deemed conducted on a continuous basis unless and until, after the end of the initial or secondary term, a period of three hundred sixty-five (365) consecutive days elapses in which no such operations are conducted, excluding periods of force majeure.

b.           Royalty -  If solutions mined by Lessee from the Leased Minerals are processed by or for Lessee for the recovery of uranium, Lessor reserves a royalty based upon the Sales Price (as defined below) for the contained U308 or uranium in any other form recovered in a milling or processing facility from minerals mined or removed from the Leased Minerals. Lessor will receive Five Percent (5%) of the Sales Price of the uranium in the form of yellowcake (U308) recovered from solutions removed from the premises by Lessee, if the Sales Price of the yellowcake is less than fifty dollars per pound ($50/lb).  Lessor will receive Six Percent (6%) of the Sales Price of the uranium in the form of yellowcake (U308) recovered from solutions removed from the premises by Lessee, if the Sales Price of the yellowcake is equal to or greater than fifty dollars per pound ($50/lb).  The amount of yellowcake recovered from solutions mined and removed from the Leased Minerals shall be determined on the basis of assays of samples of such solutions, volume of such solutions, and the average recovery percentage of the mill during the month in which the solution is processed.  The “Sales Price” for the yellowcake shall be determined by the actual sales price received by Lessee in an arms-length transaction from the smelter or other purchaser.

If solutions mined by Lessee from the premises are not processed for the recovery of uranium but are processed by or for Lessee for the recovery, in concentrate form, of a Leased

Mineral other than uranium, Lessor reserves the royalty of five percent (5%) of the purchase price received by Lessee through an arms-length transaction from the smelter or other purchaser.

Payment of royalties shall be made by Lessee’s check mailed or delivered within twenty-five (25) days after the end of the month in which Lessee receives payment of the purchase price for yellowcake or concentrates of other subject minerals sold by it and for which royalty is payable hereunder.

Each payment shall be accompanied by a statement showing weights and values of yellowcake or concentrates of other subject minerals sold or deemed to be sold during the period for which payment is made.

c.           Advance Royalty – Ten years from the date hereof, Lessee shall have the right to withhold all royalty payments due on production until such time as Lessee has fully recovered any Advance Royalty payments that Lessee has made to Lessor.

d.           Uranium Resource Data – At termination of this Lease, Lessee will provide Lessor with a complete copy of all data available to Lessee related to the potential uranium resources on the Fee Lands.

e.           Sampling, Assay, and Analysis.  Any determination of weight, volume, moisture content, amenability, or pay metal or mineral content of materials containing Leased Minerals, and any sampling and analysis of materials containing Leased Minerals by Lessee, shall be binding upon Owner if made in accordance with sound mining and metallurgical practices and standard sampling and analysis procedures prevailing in the mining and milling industry.

f.           Ore Processing.  All determinations with respect to:  (a) whether ore will be beneficiated, processed or milled by Lessee or sold in a raw state, (b) the methods of beneficiating, processing or milling any such ore, (c) the constituents to be recovered therefrom, and (d) the purchasers to whom any ore, minerals or mineral substances may be sold, shall be made by Lessee in its commercially reasonable discretion.

g.           Waste Rock, Spoil and Tailings.  The ore, mine waters, leachates, pregnant liquors, pregnant slurries, and other products or compounds of metals or minerals derived from the Leased Minerals shall be the property of Lessee subject to applicable royalties.  Lessee shall not be liable for mineral values lost in mining or processing if such mining or processing is consistent with sound mining and metallurgical engineering practices.  The royalty provided for in Paragraph 1b shall be payable only on metals, ores, or minerals recovered prior to the time spoil, or other mine waste and residue are first disposed of as such, and such waste and residue shall be the sole property of Lessee.  Lessee shall have the sole right to dump, deposit, sell, dispose of, reinject, or reprocess such spoil, or other mine wastes and residues, and except for applicable royalties, Owner shall have no claim or interest therein or in or to proceeds or mineral values recovered therefrom.

2.           Right of Way. Owner grants Lessee, its employees and designated agents, a private, limited right of way to enter upon and use the Fee Lands described to survey, explore, prospect, drill, develop, mine by in-situ leaching methods only, not underground or open pit methods, store, process, remove, ship and market any subject minerals; the right to construct and use buildings, lined solution ponds, leach pads and leachate collection facilities, pipelines, exploration, injection and production wells, workings, roads, power lines, communication lines and any other improvements; and the right to conduct all other operations necessary, convenient or incidental to the rights of Lessee hereunder. Notwithstanding any other provisions of this agreement, the rights granted to Lessee shall be limited to operations relating to the exploration, drilling and in-situ production of the Leased Minerals. No exploration, drilling, or production operation for any other mineral shall be conducted by Lessee on the Fee Lands unless Lessee and Owner enter into a separate agreement for such operations.

3.           Rights to Benefit Other Property.  The rights granted to Lessee in this Agreement to use the Fee Lands, and to construct and use buildings, roads, power and communication lines, lined solution ponds, leach pads and leachate collection facilities, pipelines, injection and production wells, workings and other improvements located in, on or under the Fee Lands, including water rights and other appurtenances thereto, may be exercised by Lessee in connection with mineral rights in Area Lands, Federal Grazing Lands and State Grazing Lands which are acquired by or leased to Lessee from third parties, or which are otherwise controlled by Lessee, as well as in connection with the Fee Lands and Leased Minerals leased by Owner to Lessee hereunder.  This Agreement shall also confer upon Lessee and any person conducting the exploitation of a mineral estate in Area Lands with, for or on behalf of Lessee, the right to use any portion of the Fee Lands and the right to access across the Fee Lands in connection with the exploitation of the mineral estate in Area Lands.

4.            Plan of Development.   At least six (6) weeks prior to the commencement of exploration activity, and no less than annually thereafter, Lessee and Owner shall meet at a mutually agreeable time and place and discuss Lessee’s plan of exploration or plan of development (each, a “Plan”) for the coming twelve (12) month period.  Owner shall provide to Lessee the location of any sensitive areas or anticipated operations as soon as reasonably possible in order for Lessee to prepare a reasonable Plan.  The Plan shall contain reasonable detail regarding drilling targets, facility and road construction locations and areas for stockpiling materials and equipment so that Lessee and Owner can consult with one another to make any necessary modifications to such Plan or Owner’s operations so that the activities of each party may proceed without undue interference from one another.  It is the intent of Lessee and Owner to utilize these meetings to work together, in a spirit of cooperation, to minimize disruptions to each party’s activities on the Fee Lands.

a.           Roads.  To the extent possible, Lessee will use existing roads or two-track, unimproved roads on the surface of the Fee Lands for its operations. New all weather roads will be constructed only when necessary, and any new roads on Owner’s lands shall be limited to twenty (20) feet in width for the actually traveled road bed, together with a reasonable width, not to exceed fifteen (15) feet from the centerline of the actually traveled road bed, for fills, shoulders and crosses.  If a new all weather road is constructed on the Fee Lands, only gravel and not scoria shall be utilized, the entry to that road will be locked if requested by Owner, and access controlled for use only by Lessee and Owner. Lessee shall keep all all-weather roads used by Lessee in good order and repair and immediately repair any road damaged by Lessee’s operations.  Lessee will not fence any access roads without the prior written consent of Owner.

b.           Pipeline and Powerlines.  Lessee shall provide Owner with an as built survey plat or CAD drawings showing the location of all pipelines, power lines and gathering systems twice each year. All pipelines and gathering systems located by Lessee on the Fee Lands, but outside of designated production units set forth in a Plan, or as otherwise agreed by Owner and Lessee, shall be buried to the depth of at least four (4) feet below the surface.  Owner shall have the right to connect to and use, providing such use is separately metered, the power lines constructed by Lessee on the Fee Lands.  Upon termination of this Agreement and after any reclamation period hereunder, pipelines not removed by Lessee shall revert to the Owner. If a pipeline, power line or gathering system is to be installed by Lessee, Lessee will locate the pipeline, power line and gathering system in a manner so as to not unreasonably interfere with Owner’s operations or cause undue damage to the Fee Lands.  The annual discussion of a Plan should include Lessee’s planned use of roads on the Fee Lands.  All pipelines not already removed from the Fee Land shall be purged within one year after abandonment.

c.           Equipment and Materials Storage.  During consultation on a Plan, Lessee and Owner shall confer and agree on locations for Lessee to store equipment, materials and supplies on the Fee Lands, with the intent to minimize interference with Owner’s activities on the Fee Lands.  During lambing and calving seasons, Lessee and Owner will maintain close contact in an effort to determine the locations where lambing and/or calving is expected to occur and to minimize disruption of these birthing events.

d.           Locations.  During consultation on a Plan, Lessee and Owner shall confer, and if possible agree, on reasonable well locations on the Fee Lands, in order to place such wells as far as reasonably possible from any currently used residence, house, barn, corral, feedlot, windmill, water well, or spring on the Fee Lands.  Unless otherwise agreed by Owner, no housing, or dwelling unit shall be constructed or placed by Lessee on the Fee Lands.  When discussing exploration well locations, Owner and Lessee shall confer to determine if Owner desires new water sources in the area scheduled for exploration drilling under a Plan.  At Owner’s request, and if water is found, Lessee shall cement one well that Lessee deems unsuitable for mineral production or mining operations (if any and if water bearing) in such area up to a water producing level and turn such well over to Owner.

e.           Maintenance and Condition of Property.   Lessee shall at all times keep the mine sites, road rights-of-way, and other areas used or disturbed by Lessee safe and in good order, free of weeds, litter, equipment, supplies and debris. Lessee shall not permit the unlawful release or discharge of any products or toxic or hazardous chemicals or wastes on the Fee Lands. Lessee shall maintain existing and newly constructed all weather roads used by Lessee to the reasonable satisfaction of Owner, which maintenance shall include when necessary graveling, blading, spraying for weeds and dust control.  Except for temporary facilities, all visible facilities placed on the property by Lessee shall be painted in earth tones consistent with the surrounding area.

f.           Consolidation.   Whenever possible, Lessee will consolidate its facilities for as many wells as practical, locating in-coming power at a central point and constructing all low-voltage power lines underground and as reasonably practicable, placing all roads, power lines, and pipelines in the same corridor.

g.           Dry Hole.    If an exploration or development well is determined by Lessee to not be useful for production or development purposes, or upon cessation of production, Lessee shall reclaim, plug and abandon the well as required by applicable law and regulations.

h.           Livestock, Gates, Cattleguards and Fences.   Lessee shall pay Owner the fair market value of any livestock killed or injured as a result of operations. No fences, cattleguards or other improvements shall be cut or damaged by Lessee without the prior written consent of Owner and the payment of additional damages or the institution of other safeguards to protect the rights and property of the Owner.  Lessee shall keep all gates in the “as found” condition, either opened or closed.  Lessee shall be responsible for all costs associated with herding and recapturing livestock which may escape through fences which are damaged by Lessee or which escape through openings in fences or gates left open due to the actions of Lessee or its agents.  Any livestock herding, recapturing, or sorting required as a result of Lessee’s activities shall be compensated at the rate of $40.00 per person per hour for a maximum of $2000.00 per incident.  If any pasture historically used for livestock is substantially unusable because of Lessee’s activities, or Owner’s livestock cannot access adequate food or water, then Lessee shall either adjust its operations to enable livestock to have access to adequate food and water or fairly and reasonably compensate Owner to temporarily locate Owner’s livestock to the nearest adequate pasture.  Lessee shall construct stock-tight fences around any dangerous area, including any drilling pits.  All cattleguards, metal gates, and fences installed by Lessee shall be kept clean and in good repair. On all roads used by Lessee, Lessee shall install metal gates unless Owner requests cattleguards with metal gates.  Lessee and Owner shall use consultation for a Plan to avoid or minimize damages or interference with Owner’s livestock operations and facilities.

5.           Termination of Rights. Unless sooner terminated due to a default by Lessee, the rights granted by Owner to Lessee shall terminate when Lessee has ceased uranium mining operations on the Leased Minerals, or from the Federal Grazing Lands, State Grazing Lands or any lands pooled under Paragraph 9 for a period of time exceeding 12 months.  Uranium mining operations shall include the process of reclamation under state or federal law and pursuant to Paragraph 3.

6.           Non-exclusive Rights.  The rights granted by Owner to Lessee are non-exclusive, and Owner reserves the right to use all access roads and all surface and subsurface uses of the Fee Lands. Owner reserve the right to grant successive easements, rights of way thereon or across, and leases of minerals other than those contained within this Agreement, on such terms and conditions as Owner deems appropriate, provided that such rights shall be subordinate to the rights granted hereunder, and Owner shall not grant any such rights that would affect any facility or area for exploration or development identified and agreed to in a Plan under Paragraph 3.  Owner shall consult with Lessee regarding any threat of condemnation and Lessee shall cooperate with Owner to help negotiate any easement or right-of-way that is under threat of condemnation to locate such easement or right-of-way so as to not unreasonably interfere with Lessee’s operations.

7.	Rental, Damage and Inconvenience Payments. The following payments will be made by Lessee:

 a.           Five (5) Year Rental:  Immediately upon the signing of this agreement, Lessee shall pay to Owner the sum of Five Dollars ($5), multiplied by five years, multiplied by the number of acres described in Exhibits B and C as full payment for the first five year term.

As provided in Paragraph 1, Lessee’s payment of the Advance Royalty is required to extend the Lease.  If the Lease granted in Paragraph 1 is renewed pursuant to Paragraph 1, then on or before the date Advance Royalty is due to extend the Lease, shall pay to Lessor payments in the same amount as the original Five Year Rental for each extension term.

b.           Surface Damage Payments: Lessee shall pay Lessor an annual payment of Two Hundred Dollars ($200) per acre for all new surface disturbance caused by Lessee on the Fee Lands from Lessee’s activities.  Such annual payment shall continue for all surface disturbance not reclaimed until such disturbed lands are reclaimed pursuant to applicable federal or state reclamation standards.

c.           Compensation for Inconvenience.  Owner and Lessee acknowledge that the exploration and development of Lessee’s unpatented mining claims on the Federal Grazing Lands may from time to time cause inconvenience and disruptions of Owner’s ranching operations on the Federal Grazing Lands.  Owner and Lessee acknowledge and agree that the economic impact to Owner for such inconvenience and disruption is difficult to measure.  Owner and Lessee agree that it is reasonable that any economic impacts caused by any inconvenience or disruption may be in relation to actual development of Lessee’s mining claims under the Federal Grazing Lands.  To compensate Owner for such economic impacts, Lessee shall also make payments to Lessor equal to Two and Two-Tenths Percent (2.2%) of the Sales Price of the uranium removed from Lessee’s mining claims described on Exhibit D (such claims being under a portion of the Federal Grazing Lands).  While the parties acknowledge that this payment is payment in the nature of liquidated damages, and not a royalty payment, the amount of such payment shall be computed in the same way as the royalty described in Paragraph 1b.

d.           Camp Site Rental.  Lessee shall pay Lessor One Thousand ($1,000) per month for the use of the Camp Site and indicated on the map attached as Exhibit E.  Lessee shall be permitted to drill a new water well at the camp site.  This payment shall be the exclusive compensation for the use of the Camp Site, so long as Lessee maintains and uses the camp site in a reasonable manner.  The camp site shall not be subject to the payment requirements outlined in Paragraph 7b.  Lessee agrees and warrants that it will designate the well that it will drill as being for both domestic and livestock watering uses and shall assign the well, and all rights therein, to Lessor upon Lessee’s abandonment of the Camp Site, or termination of this Agreement.

e.           Payment Adjustments.  Every three years, commencing with the third anniversary of this agreement, all of the payments (except for the royalty in Paragraph 1b and the Compensation for Inconvenience payment in Paragraph 7c) in this Agreement shall be adjusted based on the Consumer Price Index.  The adjustment shall be made by multiplying the payment by a fraction the numerator of which is the Consumer Price

Index for the month and year in which the adjustment is to be made and the denominator of which is the Consumer Price Index for the month and year of this agreement.  “Consumer Price Index” shall mean the Consumer Price Index for All Urban Consumers (commonly known as CPI-U) for the U.S. City Average for All Items, 1982-1984=100, as published by the United States Department of Labor.  If the Consumer Price Index is no longer published, Owner shall in good faith select a successor, comparable index to be used for making these calculations.  However, at no time shall the payments be less than those agreed to in this Agreement and payments shall never be increased more than 12% from the base amount provided for in this Agreement.

f.           Timing of Payments. Lessee shall pay to Owner the annual Surface Damage Payments due in accordance with Paragraph 7b. in arrears on the January 31 of each year for the amount acreage remaining unreclaimed pursuant to Paragraph 7b.  Should any portion of such payments apply to a period of less than 12 months, said payment will be prorated based on 1/12 of the regular annual payment multiplied by the number of months comprising said partial year.

8.           Reclamation and Rehabilitation.  Except for facilities and roads still used for exploration, production and development operations, as soon as reasonably practicable, and in any event within twelve (12) months after a facility is determined by Lessee to no longer be needed, and weather permitting, and unless Owner otherwise consents in writing, Lessee shall reclaim all disturbed areas on the Fee Lands in accordance with applicable state or federal standards.  Except to the extent that Lessee cannot comply with applicable state and federal reclamation standards and the standards set forth in this Paragraph 8, all reclamation on the Fee Lands shall be accomplished as follows.

a.           Areas disturbed Topsoil.  Lessee shall separate and store the A soil horizon or “topsoil” from any disturbed area and mark or document stockpile locations for subsequent reclamation.  To Lessee’s reasonable ability, when separating the topsoil, Lessee shall segregate the horizon based upon noted changes in physical characteristics such as color, texture, density, consistency and field chemical testing.  Stockpiled soils shall be protected from degradation due to contamination, compaction and to the extent practicable from erosion during drilling and production operations.

b.           Interim Reclamation.  Debris, equipment, supplies, including, but not limited to, plastic, pipe, cable, and equipment or materials associated with drilling, re-entry, or completion operations shall be removed after drilling is complete.  All pits, cellars, rat holes, and other bore holes unnecessary for further lease operations will be backfilled as soon as possible.  No such materials will be buried or burned in lieu of removal without the prior consent of the Owner.

Lessee shall take all reasonable precautions to prevent erosion on the Fee Lands occurring as a result of its operations.  If settling occurs in any excavation associated with Lessee’s operations, Lessee will promptly fill and compact the area to eliminate the settling.

c.           Compaction alleviation.  Prior to reclamation efforts, all areas compacted by drilling or subsequent operations shall be cross -ripped or tilled to alleviate compaction before topsoil is spread.

d.           Restoration and Revegetation.  All segregated soil horizons shall be placed to their approximate original relative positions and contour to achieve erosion control and long-term stability and shall be tilled adequately to establish a proper seedbed.  All reseeding shall be done with a certified seed mix either required by applicable state or federal authority or reasonably designated by Owner, and Lessee shall conduct the reseeding during an appropriate planting season.  Restoration and re-vegetation efforts shall be undertaken no later than one (1) year following the completion of drilling activities on those areas not necessary for operating, development or production.  Complete restoration, re-contour and re-vegetation shall be undertaken within one (1) year of the mine closure, weather permitting.

Lessee shall establish an appropriate growing ground cover on all reclaimed areas, and shall reseed, fertilize, use additional topsoil, or take other steps or measures as necessary to achieve this goal.

Owner shall have the option to provide the reseeding services, and shall bill Lessee at a similar rate for comparable work by independent contractors in the area.  If Owner provides such services, Owner shall indemnify Lessee for all liability resulting from Owner’s provision of such services, including liability to state or federal agencies for noncompliance with federal or state requirements.

If restoration has been performed by Lessee as provided herein, but has not been accomplished in accordance with state or federal requirements, and if possible to comply with such requirements and the requirements of this Paragraph 8, to Owner’s reasonable approval, Lessee shall endeavor to accomplish such restoration to such standards.  If, after notice to Lessee, Lessee does not accomplish such restoration to such standards, Owner may undertake such restoration and bill Lessee for the reasonable costs incurred by Owner for such restoration.

9.           Pooling/Unitization.  Lessee’s operations on the Fee Lands and its operations on other lands owned or leased by Lessee may be conducted upon the Fee Lands and upon any and all lands set forth on the attached Exhibit F (the “Pooled Area”) as a single mining operation, to the same extent as if all such properties constituted a single tract of land.  Lessee shall have to right to commingle the Leased Minerals with ores and solutions produced from the Pooled Area.

For the purpose of determining royalties due hereunder, any uranium or other minerals produced from the Pooled Area shall be allocated to the Leased Minerals or lands subject to the Compensation for Inconvenience payments by multiplying the quantity of uranium or other minerals produced from the Pooled Area from time to time by a fraction which has as its numerator the acreage of that portion of such Pooled Area which is Fee Lands (as to the Royalty) or the Exhibit D lands (as to the Compensation for Inconvenience) and as its denominator the total acreage of such Pooled Area.

Owner agrees that during production by in-situ or solution mining methods, Lessee shall not be required to account to Owner for any minerals that migrate off the Fee Lands or Leased

Minerals or solutions that migrate on to the Fee Lands so long as Lessee is conducting its operations in a reasonable and prudent manner.

Owner acknowledges that in-situ or solution mining methods may result in a lower recovery of minerals than open pit or underground mining methods.  Owner waives all claims that Lessee’s in-situ or solution mining methods resulted in lower recovery (as compared to other mining methods, whether such methods are by existing technology or by newly developed methods) and for any royalty on the amounts of minerals not mined or otherwise extracted from the Leased Minerals or other lands described in or subject to this Agreement.

10.           Consent of Owner of Surface Rights.  Owner acknowledges that, under applicable laws affecting the exploitation of or acquisition of an interest in the mineral estate in a property, the consent or approval of Owner may be required and that this Agreement shall constitute Owner’s consent or approval as may be required.  So long as Lessee is not in default hereunder, Owner further acknowledges that the payments and covenants to be made and performed by Lessee, as set out herein, are sufficient consideration for the consent to be given by Owner.

11.           Covenant Running with Land.  This Agreement shall constitute a covenant running with the Fee Lands and Leased Minerals for the benefit of Lessee’s mineral estate granted herein in the Leased Minerals and of Lessee’s mineral estate in Area Lands and other lands subject to this Agreement, and for the benefit of the owner of the surface estate in such lands.  This Agreement shall constitute an encumbrance upon the title to the Fee Lands and upon the title of Owner in the Leased Minerals.  As a covenant and encumbrance, the provisions of this Agreement shall be binding upon, and inure to the benefit of Lessee and Owner and all persons claiming any interest whatsoever in the Fee lands or Leased Minerals by, through, or under Lessee or Owner.

12.           Payments.   The payments herein provided are acknowledged as sufficient and in full satisfaction for damages caused or created by the reasonable and customary entry, rights-of-way and operation and use of the roads and mine sites, but do not include damage to livestock, buildings or improvements or injuries to persons or to any damage or destruction caused to Owner's wells or water supply.  Lessee shall be liable for damages if, as a result of its operations hereunder, any water which had been potable is affected to the extent that it is rendered non-potable for human, cattle or other ranch animals on Owner's premises or any water supply, well or reservoir is destroyed or its output diminished. This agreement does not relieve Lessee from liability for damage caused by Lessee's negligence or by spills or discharges of any hydrocarbon or toxic or hazardous chemicals or wastes due to Lessee’s operations or by gas leakage or gas released due to Lessee’s operations or by leaks or breaks in Lessee's pipelines.

13.       No Warranty.  Owner makes no warranty of title or otherwise in entering into this agreement.

14.       Non-Disturbance.   Lessee and its employees and authorized agents shall not disturb, use or travel upon any of the land of Owner not subject to this agreement.  Further, Lessee shall disturb, use and/or travel upon the Fee Lands of Owner subject to this agreement only to the extent necessary for Lessee’s pre-drilling, drilling, production, and post-production operations.

15.       Fires, Weapons and Explosives. Lessee shall permit no open fires on the Fee Lands and shall assure that all persons conducting operations for Lessee have with them adequate fire suppression equipment. Lessee shall compensate Owner for all damages caused by fire resulting from Lessee’s operations. None of Lessee's employees or authorized agents or any other person under the direction or control of Lessee shall be permitted to carry firearms or any weapon while crossing the property.   No dogs will be permitted on the property at any time.  Lessee shall not use explosives on the Fee Lands without the consent of Owner. Lessee will notify all of its contractors, agents and employees that no dogs, firearms, or weapons are permitted on the Fee Lands.

16.           Produced Water.   Except for reasonable amounts discharged for well pump tests, no produced water will be discharged on the Owner’s surface without the Owner’s prior written consent, which consent shall not be unreasonably withheld.  Lessee shall give Owner one week’s notice of the scheduled performance of any pump test.  If Owner desires to capture any water from a pump test, Owner shall deliver to the site one or more portable stock or water tanks.  In such case, Lessee shall discharge water from the pump test into Owner’s portable tank.  If the amount of water exceeds the capacity the tanks provided by Owner, Lessee shall be permitted to discharge any excess pump test water on the Owner’s surface.

17.           Owner’s Water Sources.    Lessee shall not use any water from existing water wells, reservoirs and springs on the Fee Lands, unless Owner has consented to such use.  In the event that Lessee desires to purchase water to use in operations on the Fee Lands,  Lessee shall give Owner the right of first refusal provide such water, at competitive rates in the area, from Owner’s existing water wells, reservoir and springs on the Fee Lands.  Lessee shall not disturb, interfere with, fill, or block any irrigation ditches or laterals, creek, reservoir, spring or other source of water on the Fee Lands.

Prior to conducting any exploration drilling, Lessee at its sole cost and expense, will measure the static water levels of the wells located on the Fee Lands and Federal Grazing Lands and will test the wells for any hazardous chemicals and/or elements associated with past exploration.  Within 30 days of execution of this Agreement, Owner will provide Lessee with a list and location of the wells located on the Fee Lands and Federal Grazing Lands.

Before conducting any mining operations, Lessee, at its sole cost and expense, will measure the static water level and productive capacity of the wells located on the Fee Lands and any wells owned by Owner within one half mile of any uranium mine or mill site created by Lessee and will test the wells for any hazardous chemicals and/or elements associated with uranium mining. Lessee shall also establish a continuing water well monitoring program to identify changes in the quality of Owner’s water wells.  The monitoring program shall include, at a minimum, water quality tests on each water well immediately after initial production, within the first 30 days after initial production, 3 months after initial production, 6 months after initial production, and annually thereafter.

Lessee shall promptly provide Owner with copies of all test results showing water quality and the levels of the above described hazardous chemicals and elements relative to three categories – the level that federal regulations declare as the safe drinking water levels or livestock use, the level prior to any uranium mining, and the current level.  If the chemical levels in any water well experiences an increase of ten percent (10%) or more above its initial level, quarterly monitoring shall become mandatory for such well, until such time as the well returns to its normal seasonal level, or the reason for such increase is determined.  If any change results in a well not meeting standards such that such well is not usable for its current permitted use (e.g., dinking water well or stock watering well), then such well shall be deemed an “Impaired Water Well.”  Owner shall notify Lessee of the impairment.  Within 30 days from receipt of the notice of impairment, Lessee shall at its expense restore Owner’s access to water of comparable quantity and quality and in reasonable proximity to the Impaired Water Well to offset such impairment by reconfiguring or re-drilling the water well, drilling a new water well, or by other means.   During the 30 days after receipt of the notice of impairment, Lessee shall provide and make available water for domestic livestock usage in quantity, quality, and location required for the maintenance of normal and customary domestic livestock operations.  If Lessee reconfigures or re-drills a well or drills an existing water well of Owners, Lessee will obtain, except in cases of emergency or when Owner is not reasonably available, Owner’s approval of the well design and well location before commencing operations.  If the operational costs of the reconfigured, re-drilled or new well exceed the operational costs of the replaced Impaired Water Well, Lessee shall reimburse Owner for those costs as they are incurred, through the term of this Agreement.  Lessee shall develop emergency procedures for immediate delivery of water to Owner within twenty-four (24) hours of notice of impairment, unless a longer period of time is agreed to by the parties hereto.  Lessee shall appoint a representative to handle such matters and provide Owner a local contact and a twenty-four (24) hour emergency contact.  If Lessee undertakes activities to restore any Impaired Water Well’s capacity or to restore Owner’s access to water and if such activities require permits from regulatory agencies, Owner shall cooperate with Lessee in obtaining the permits and permission necessary to conduct such operations.  All costs of operations, including without limitation fees for obtaining permits and permission, shall be paid by Lessee.

18.           Enforcement Costs.   If a court of competent jurisdiction finds that Lessee has defaulted under this Agreement, Lessee shall pay all costs and expenses, including a reasonable attorney's fee, incurred by Owner in enforcing this Agreement.

19.           Time.  Time is of the essence in this agreement.

20.           Indemnification.   To the maximum extent permitted by law, Lessee will indemnify, defend and hold harmless Owner, and, if applicable, Owner's officers, directors, employees, agents, successors and assigns from any and all claims, liabilities, demands, suits, losses, damages and costs (including, without limitation, any attorney fees) which may arise out of or be related to Lessee's activities on the Fee Lands including, without limitation, any claims that Lessee's operations hereunder are either illegal, unauthorized, or improper and any claims asserted by any person or state or federal agency for environmental damage or flooding or pollution resulting from Lessee’s activities.  To the maximum extent permitted by law, Owner will indemnify, defend and hold harmless Lessee, and, if applicable, Lessee’s officers, directors, employees, agents, successors and assigns from any and all claims, liabilities, demands, suits, losses, damages and costs (including, without limitation, any attorney fees) which may arise out Owner’s gross negligence or willful misconduct.

21.           Compliance with Law.  Lessee shall conduct operations and activities in accordance with applicable local, state and federal laws, rules and regulations.

22.            Release.   To the maximum extent permitted by law, Lessee releases and waives and discharges Owner, and, if applicable, Owner's officers, directors, employees, agents, successors and assigns from any and all liabilities for personal injury, death, property damage or otherwise arising out of Lessee's operations under this Agreement or use of the Fee Lands.  To the maximum extent permitted by law, owner releases and waives and discharges Lessee, and, if applicable, Lessee’s officers, directors, employees, agents, successors and assigns from any and all liabilities for personal injury, death, property damage or otherwise arising out of Owner’s gross negligence or willful misconduct.  Owner will not be liable for any damages caused by Owner’s livestock to Lessee’s facilities.

23.           Notice.  Notice may be given to either party to this agreement by depositing the same in the United States mail postage prepaid, duly addressed to the other party at the address set out below the party's signature on this agreement, or via electronic mail or facsimile. Such notice shall be deemed delivered when deposited in the United States mail, or when sent via electronic mail or facsimile.  Lessee shall promptly notify Owner in writing of the name address and telephone number of any person or entity to whom Lessee assigns all or any portion of its rights under any uranium lease which affects the Fee Lands.

24.           Recording.   This agreement may not be recorded without the written consent of Owner and Lessee.  However, the parties shall record a memorandum of this agreement to give record notice of the existence of this agreement.

25.           Construction of Agreement.   This agreement shall be construed under the laws of the State of Wyoming.

26.           Binding Effect.   This agreement is binding upon the successors and assigns of the parties.

27.           Assignability.                                 This Agreement may be assigned in whole or in part by either party, except, Lessee shall only have the ability to assign its duties to reclaim the property to another party that has the same or similar financial resources and operational ability to perform the reclamation obligations hereunder.

28.           Default.  If Lessee defaults under this agreement, Owner shall give Lessee written notice of the default.  If Lessee fails to correct a monetary default within 30 days after the delivery of the notice of default, Owner may, in addition to any other rights and remedies available to Owner, suspend the right of Lessee to enter upon and use the Fee Lands until the default is cured or terminate this agreement.  If the default is one that cannot reasonably be cured within 30 days, then Owner may not terminate this Agreement so long as Lessee is undertaking to cure such default with reasonable diligence at the end of the 30 day cure period.  If Owner elects to terminate this agreement, Lessee shall remove all of its property and facilities from the Fee Lands and restore and reclaim the property as required above.

29.           Taxes. Lessee shall pay all additional taxes which may be assessed against the Fee Lands by reason of any improvements placed thereon by Lessee.  Lessee shall have the right, but not the obligation, to discharge any tax or other liens placed upon the Fee Lands or Mineral Estate and recover costs to discharge any lien for which Owner is responsible from any payment due to Owner hereunder.

30.           Fire.  Any fires caused by the Lessee’s personnel, agents, or assigns, shall be paid for at the rate of Fifty Dollars ($50.00) per acre for rangeland burned, unless it involves more than fifty percent (50%) of a given pasture (“pasture” being defined for all purposes of this Agreement as fenced pastureland).  In that event Lessee shall pay One Hundred Dollars ($100.00) per acre.  All other losses shall be compensated at actual replacement cost.  Owner shall invoice Lessee for any such actual replacement costs, and Lessee shall remit payment within thirty (30) days of receipt thereof.

31.           No Taking In Kind.  Owner shall have no right whatsoever to take the any royalty or other payment due hereunder “in kind.”

32.           Audits; Objections to Payments.  Owner, at its sole election and expense, shall have the right to procure, not more frequently than once every three years, an audit of Lessee’s accounts relating to payment of the royalties and other payments hereunder by any certified public accountant selected by Owner.  All payments made in any calendar year shall be considered final and in full satisfaction of all obligations of Lessee with respect thereto, unless Owner gives written notice describing and setting forth a specific objection to the calculation thereof within three (3) years following the close of that calendar year.  Lessee shall account for any agreed upon deficit or excess in the payment made to Owner by adjusting the next quarterly statement following completion of such audit to account for such deficit or excess.  A calendar year shall be deemed to close on December 31 of each year.  Notwithstanding the foregoing, Owner’s audit rights terminate 12 months after termination of this Agreement.

33.           Hedging.  The parties acknowledge and agree that Lessee shall have the exclusive right to market and sell to third parties the Leased Minerals in any manner it chooses, including without limitation the forward sale of Leased Minerals on the commodity market and the repayment of mineral loans.  Owner shall have absolutely no right to participate or obligation to share whatsoever in any price protection or hedging activities of Lessee, including any sales of Leased Minerals by Lessee on the commodity market or otherwise, or in any profits received or losses suffered by Lessee as a result of such marketing or hedging activities.

34.           Termination by Lessee.  Lessee shall have the right to terminate this Agreement at any time by giving Owner written notice of such intention, and this Agreement shall terminate effective thirty (30) days after the date of such notice.  In the event Lessee shall terminate this Agreement, upon such termination all right and interest of Lessee under this Agreement shall terminate, and, subject to reclamation obligations hereunder and under applicable law, Lessee shall not be required to perform any further obligations hereunder with respect thereto, and Lessee shall have no liability to Owner by way of damages of any kind or otherwise, except with respect to payments due to Owner which have accrued prior to the effective date of such termination.  Lessee waives all claims to any rentals, bonuses, advanced royalties or other payments under this Agreement that have been pre-paid to Owner at the time of termination.

35.           Force Majeure.  Except for the obligation to make payments when due hereunder, the obligations of Lessee under this Agreement shall be suspended, and it shall not be deemed in default or liable for damages or other remedies while Lessee is prevented from complying therewith by acts of God, the elements, riots, acts or failures to act on the part of federal or state agencies; inability to timely obtain necessary permits, licenses or approvals from governmental agencies on terms reasonably acceptable to Lessee; inability to secure materials or to obtain access to the Property; actions taken by environmental groups or other non-governmental organizations; strikes; lockouts; damage to, destruction or unavoidable shutdown of, necessary facilities; or any other force majeure type events (whether or not similar to those above-mentioned) beyond Lessee’s reasonable control, whether or not foreseeable; provided, however, that, settlement of strikes or lockouts shall be entirely within Lessee’s discretion; and provided, further, that Lessee shall promptly notify the Owner and shall exercise diligence in an effort to remove or overcome the cause of such inability to comply.  The Term of this Agreement shall be extended for period(s) of time equal to that of the duration of any events of force majeure, but not more than three (3) years; provided, however, that the entire term of this Agreement shall not exceed 99 years.

36.           Confidentiality.

a.           For the entire Term of this Agreement, Owner agrees to treat this Agreement, and all of the terms and conditions hereof, and all data, reports, records and other information relating to this Agreement, as confidential, and such information shall not be disclosed to any other person or entity, without the prior written consent of Lessee, which such consent Lessee may withhold in its sole discretion.  In the event that Owner is required by any law, rule, regulation, or order to disclose to the public any of such information, it shall immediately notify Lessee of such requirement and the terms thereof, together with a copy of such release as may be contemplated, prior to such disclosure.  Lessee shall then have not less than three business days to review and comment upon such disclosure and to request, prior to disclosure, confidential treatment of any of the information of such terms as it shall, in its sole discretion, determine.  Owner shall use its best efforts to comply with such request prior to making the required disclosure.

b.           Following expiration or termination of this Agreement, Owner may not disclose to third parties any information provided to Owner hereunder unless such disclosure shall be accompanied by a disclaimer of any representation or warranty as to the accuracy, reliability or completeness of such information for any purpose.

c.           Owner acknowledges that, based upon information and data from previous work on other property which Lessee controls in the vicinity of the Fee Lands, Lessee may have developed its own theories and interpretations regarding the Fee Lands and the potential for mineral development of the Fee Lands that are regarded by Lessee as confidential and/or proprietary to Lessee and which have not been disclosed to Owner.  Owner agrees that in entering into this Agreement, it is not relying on Lessee, and except as provided in Paragraph 1d, Lessee has no obligation, to disclose any such information, data, theories or interpretations.

37.           No Implied Covenants.  Owner understands, and expressly acknowledges and agrees, that no implied covenants or conditions whatsoever shall be read into this Agreement relating to the exploration, development, prospecting, mining, production, or marketing of Leased Minerals, or the time therefor, or to any obligation of Lessee hereunder, or to the measure of diligence thereof, and Owner hereby acknowledges and confirms that the payments which it may receive under this Agreement are sufficient consideration for all of the rights granted to Lessee under this Agreement.

38.           Sole Agreement; Waiver.  This Agreement contains all of the representations and agreements between the parties with respect to the matters contained herein and the subject matter hereof, and supersedes all of the terms and conditions of the letter agreement dated November 16, 2007 by and between Owner and Lessee.  No modification or waiver of the terms and conditions hereof shall be binding upon either party unless in writing, dated subsequent to the date of execution of this Agreement, and executed by an authorized representative of such party.  No waiver by any party of a breach of any of the provisions of the Agreement shall be construed as a waiver of any subsequent breach, whether of the same or a different character.

39.           Further Assurances.  At the request of Lessee and without further consideration, the Owner shall execute and deliver any further instruments and/or documents and take such other action as may be reasonably required by Lessee to vest or confirm in Lessee its interest in this Agreement or to otherwise carry out the transactions contemplated in this Agreement.  In this connection, the parties hereto recognize that federal, state or local laws, regulations or ordinances authorities may require, as a condition to approval and issuance of exploration, mining, water, reclamation or other required permits or licenses to Lessee, the consent of Owner.  Upon tender of a request by Lessee, Owner hereby agrees, to promptly furnish its consent to exploration, mining or reclamation plans submitted to Owner with the request.  Owner hereby acknowledges that the payments and covenants to be made and performed by Lessee as set out herein, are sufficient consideration for the consent to be given by Owner.

40.           Counterparts.  This Agreement may be executed in several counterparts, any one of which may contain the execution of the Owner or Lessee, which together shall constitute a single original document.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

Dated this 5th day of February, 2008.

	Lessor:		Lessee:

	M J Ranches Inc.		448018 Exploration, Inc.

By:	“Donald J. Robbins”	By:	“C. Stewart Wallis”
	Donald J. Robbins, President		C. Stewart Wallis, President

	550 Garrett Road		Suite 1240 – 1140 W. Pender Street
	Garrett, Wyoming, 82058		Vancouver BC V4A 6A2
	Facsimile:_______________		Facsimile: 604-681-8039
	E-mail:_________________		E-mail: stewart@target-mining.com

ACKNOWLEDGMENTS

STATE OF WYOMING	)
) ss.
COUNTY OF ALBANY	)

The foregoing instrument was acknowledged before me this 5th day of February, 2008, by Donald J. Robins, as President of M J Ranches Inc.

WITNESS my hand and official seal.
“Esther Suazo”
Notary Public

My Commission Expires: May 17, 2010

PROVINCE
~~STATE OF~~ BRITISH COLUMBIA	)
COUNTRY	) ss.
~~COUNTY OF~~ CANADA	)

The foregoing instrument was acknowledged before me this 1st day of February, 2008, by C. Stewart Wallis, as President of 448018 Exploration, Inc.

WITNESS my hand and official seal.
“Olen Aasen”
Notary Public

My Commission Expires: N/A

EXHIBIT A

THE LEASED MINERALS

A 75% undivided Fee Property in the mineral estate of the following real property located in the 6th P.M., Albany County Wyoming:

Township 24N, Range 74W	Section 7: lots 1, 2, 3, 4, E/2 W/2, E/2
Township 25N, Range 74W	Section 31: lots 1, 2, 3, 4, E/2 W/2, E/2
Township 24N, Range 75 W	Section 1: lots 1, 2, 3, 4, S/2
Section 11: All

A-1

EXHIBIT B

THE FEE LANDS

The surface estate of the following real property located in the 6th P.M., Albany County Wyoming:

Township 24N, Range 74W	Section 7: lots 1, 2, 3, 4, E/2 W/2, E/2
Township 25N, Range 74W	Section 31: lots 1, 2, 3, 4, E/2 W/2, E/2
Section 32: All
Township 24N, Range 75 W	Section 1: lots 1, 2, 3, 4, S/2
Section 11: All

B-1

EXHIBIT C

FEDERAL GRAZING LANDS

Grazing leases and permits from the United States in the following real property located in:

Township 24N, Range 74W	Section 6: lots 1, 2, 3, 4, 5, 6, E/2 SW4, SE/4
Township 25N, Range 74W	Section 30: lots 1, 2, 3, 4, E/2 W/2, E/2
Township 24N, Range 75 W	Section 2: lots 1, 2, 3, 4, S/2
Section 12: All

Permit No. 09136.

  C - 1

EXHIBIT D

LESSEE’S MINING CLAIMS

Those unpatented lode mining claims situated in Albany County, Wyoming, as follows:

Claim_ Name	SEC	TWP	RGE	County	Original Recordation Book/Page	State	BLM Serial #
BH 113	2,3	24N	75W	Albany	#2005-4262	Wyoming	WMC267245
BH 113	& 34,35	25N	75W	Albany	#2005-4262	Wyoming	WMC267245
BH 114	2	24N	75W	Albany	#2005-4263	Wyoming	WMC267246
BH 114	& 35	25N	75W	Albany	#2005-4263	Wyoming	WMC267246
BH 115	2,3	24N	75W	Albany	#2005-4264	Wyoming	WMC267247
BH 116	2	24N	75W	Albany	#2005-4265	Wyoming	WMC267248
BH 117	2,3	24N	75W	Albany	#2005-4266	Wyoming	WMC267249
BH 118	2	24N	75W	Albany	#2005-4267	Wyoming	WMC267250
BH 119	2,3	24N	75W	Albany	#2005-4268	Wyoming	WMC267251
BH 120	2	24N	75W	Albany	#2005-4269	Wyoming	WMC267252
BH 121	2,3	24N	75W	Albany	#2005-4270	Wyoming	WMC267253
BH 122	2	24N	75W	Albany	#2005-4271	Wyoming	WMC267254
BH 123	2,3	24N	75W	Albany	#2005-4272	Wyoming	WMC267255
BH 124	2	24N	75W	Albany	#2005-4273	Wyoming	WMC267256
BH 125	2	24N	75W	Albany	#2005-4274	Wyoming	WMC267257
BH 126	2	24N	75W	Albany	#2005-4275	Wyoming	WMC267258
BH 127	2	24N	75W	Albany	#2005-4276	Wyoming	WMC267259
BH 128	2	24N	75W	Albany	#2005-4277	Wyoming	WMC267260
BH 129	2	24N	75W	Albany	#2005-4278	Wyoming	WMC267261
BH 130	1,2	24N	75W	Albany	#2005-4279	Wyoming	WMC267262
BH 131	2	24N	75W	Albany	#2005-4280	Wyoming	WMC267263
BH 132	1,2	24N	75W	Albany	#2005-4281	Wyoming	WMC267264
BH 133	2	24N	75W	Albany	#2005-4282	Wyoming	WMC267265
BH 134	1,2	24N	75W	Albany	#2005-4283	Wyoming	WMC267266
BH 135	2	24N	75W	Albany	#2005-4284	Wyoming	WMC267267
BH 136	1,2	24N	75W	Albany	#2005-4285	Wyoming	WMC267268
BH 137	2	24N	75W	Albany	#2005-4286	Wyoming	WMC267269
BH 138	1,2	24N	75W	Albany	#2005-4287	Wyoming	WMC267270
BH 139	2	24N	75W	Albany	#2005-4288	Wyoming	WMC267271
BH 140	1,2	24N	75W	Albany	#2005-4289	Wyoming	WMC267272
BH 141	2	24N	75W	Albany	#2005-4290	Wyoming	WMC267273
BH 142	1,2	24N	75W	Albany	#2005-4291	Wyoming	WMC267274

BH 143	2	24N	75W	Albany	#2005-4292	Wyoming	WMC267275
BH 143	& 35	25N	75W	Albany	#2005-4292	Wyoming	WMC267275
BH 144	1,2	24N	75W	Albany	#2005-4293	Wyoming	WMC267276
BH 144	& 35,36	25N	75W	Albany	#2005-4293	Wyoming	WMC267276
BH 145	11,12	24N	75W	Albany	#2005-4294	Wyoming	WMC267277
BH 146	11,12	24N	75W	Albany	#2005-4295	Wyoming	WMC267278
BH 147	12	24N	75W	Albany	#2005-4296	Wyoming	WMC267279
BH 148	12	24N	75W	Albany	#2005-4297	Wyoming	WMC267280
BH 149	12	24N	75W	Albany	#2005-4298	Wyoming	WMC267281
BH 150	12	24N	75W	Albany	#2005-4299	Wyoming	WMC267282
BH 151	12	24N	75W	Albany	#2005-4300	Wyoming	WMC267283
BH 152	12	24N	75W	Albany	#2005-4301	Wyoming	WMC267284
BH 163	11,12	24N	75W	Albany	#2005-4312	Wyoming	WMC267295
BH 164	11,12,13,14	24N	75W	Albany	#2005-4313	Wyoming	WMC267296
BH 165	12	24N	75W	Albany	#2005-4314	Wyoming	WMC267297
BH 166	12,13	24N	75W	Albany	#2005-4315	Wyoming	WMC267298
BH 167	12	24N	75W	Albany	#2005-4316	Wyoming	WMC267299
BH 168	12,13	24N	75W	Albany	#2005-4317	Wyoming	WMC267300
BH 169	12	24N	75W	Albany	#2005-4318	Wyoming	WMC267301
BH 170	12,13	24N	75W	Albany	#2005-4319	Wyoming	WMC267302
BH 171	12	24N	75W	Albany	#2005-4320	Wyoming	WMC267303
BH 172	12,13	24N	75W	Albany	#2005-4321	Wyoming	WMC267304
BH 173	12	24N	75W	Albany	#2005-4322	Wyoming	WMC267305
BH 174	12,13	24N	75W	Albany	#2005-4323	Wyoming	WMC267306
BH 175	12	24N	75W	Albany	#2005-4324	Wyoming	WMC267307
BH 176	12,13	24N	75W	Albany	#2005-4325	Wyoming	WMC267308
BH 177	12	24N	75W	Albany	#2005-4326	Wyoming	WMC267309
BH 178	12,13	24N	75W	Albany	#2005-4327	Wyoming	WMC267310
BH 179	12	24N	75W	Albany	#2005-4328	Wyoming	WMC267311
BH 180	12,13	24N	75W	Albany	#2005-4329	Wyoming	WMC267312
BH GAP 1	12	24N	75W	Albany	#2007-3664	Wyoming	WMC287333
BH GAP 1	& 7	24N	74W	Albany	#2007-3664	Wyoming	WMC287333
BH GAP 2	12	24N	75W	Albany	#2007-3665	Wyoming	WMC287334
BH GAP 3	12	24N	75W	Albany	#2007-3666	Wyoming	WMC287335
BH GAP 4	12	24N	75W	Albany	#2007-3667	Wyoming	WMC287336
Rob 1	29,30,31	25N	74W	Albany	#2006-6276	Wyoming	WMC278669
Rob 2	30,31	25N	74W	Albany	#2006-6277	Wyoming	WMC278670
Rob 3	29,30	25N	74W	Albany	#2006-6278	Wyoming	WMC278671
Rob 4	30	25N	74W	Albany	#2006-6279	Wyoming	WMC278672
Rob 5	29,30	25N	74W	Albany	#2006-6280	Wyoming	WMC278673
Rob 6	30	25N	74W	Albany	#2006-6281	Wyoming	WMC278674
Rob 7	29,30	25N	74W	Albany	#2006-6282	Wyoming	WMC278675
Rob 8	30	25N	74W	Albany	#2006-6283	Wyoming	WMC278676
Rob 9	29,30	25N	74W	Albany	#2006-6284	Wyoming	WMC278677
Rob 10	30	25N	74W	Albany	#2006-6285	Wyoming	WMC278678
Rob 11	29,30	25N	74W	Albany	#2006-6286	Wyoming	WMC278679

Rob 12	30	25N	74W	Albany	#2006-6287	Wyoming	WMC278680
Rob 13	29,30	25N	74W	Albany	#2006-6288	Wyoming	WMC278681
Rob 14	30	25N	74W	Albany	#2006-6289	Wyoming	WMC278682
Rob 15	29,30	25N	74W	Albany	#2006-6290	Wyoming	WMC278683
Rob 16	30	25N	74W	Albany	#2006-6291	Wyoming	WMC278684
Rob 17	19,20,29,30	25N	74W	Albany	#2006-6292	Wyoming	WMC278685
Rob 18	19,30	25N	74W	Albany	#2006-6293	Wyoming	WMC278686
Rob 19	6,24	24N	74W	Albany	#2006-6294	Wyoming	WMC278687
Rob 19	& 32	25N	74W	Albany	#2006-6294	Wyoming	WMC278687
Rob 20	6	24N	74W	Albany	#2006-6295	Wyoming	WMC278688
Rob 20	& 32	25N	74W	Albany	#2006-6295	Wyoming	WMC278688
Rob 21	32	25N	74W	Albany	#2006-6296	Wyoming	WMC278689
Rob 22	31,32	25N	74W	Albany	#2006-6297	Wyoming	WMC278690
Rob 23	32	25N	74W	Albany	#2006-6298	Wyoming	WMC278691
Rob 24	31,32	25N	74W	Albany	#2006-6299	Wyoming	WMC278692
Rob 25	32	25N	74W	Albany	#2006-6300	Wyoming	WMC278693
Rob 26	31,32	25N	74W	Albany	#2006-6301	Wyoming	WMC278694
Rob 27	32	25N	74W	Albany	#2006-6302	Wyoming	WMC278695
Rob 28	31,32	25N	74W	Albany	#2006-6303	Wyoming	WMC278696
Rob 29	32	25N	74W	Albany	#2006-6304	Wyoming	WMC278697
Rob 30	31,32	25N	74W	Albany	#2006-6305	Wyoming	WMC278698
Rob 31	32	25N	74W	Albany	#2006-6306	Wyoming	WMC278699
Rob 32	31,32	25N	74W	Albany	#2006-6307	Wyoming	WMC278700
Rob 33	32	25N	74W	Albany	#2006-6308	Wyoming	WMC278701
Rob 34	31,32	25N	74W	Albany	#2006-6309	Wyoming	WMC278702
Rob 35	29,32	25N	74W	Albany	#2006-6310	Wyoming	WMC278703
Rob 36	29,30,31,32	25N	74W	Albany	#2006-6311	Wyoming	WMC278704
TD #9	6	24N	74W	Albany	2004.6250	Wyoming	WMC260873
TD #10	6	24N	74W	Albany	2004.6251	Wyoming	WMC260874
TD #11	6	24N	74W	Albany	2004.6252	Wyoming	WMC260875
TD #12	6	24N	74W	Albany	2004.6253	Wyoming	WMC260876
TD #13	6	24N	74W	Albany	2004.6254	Wyoming	WMC260877
TD #14	6	24N	74W	Albany	2004.6255	Wyoming	WMC260878
TD #15	6	24N	74W	Albany	2004.6256	Wyoming	WMC260879
TD #16	6	24N	74W	Albany	2004.6257	Wyoming	WMC260880
TD #17	6	24N	74W	Albany	2004.6258	Wyoming	WMC260881
TD #18	6	24N	74W	Albany	2004.6259	Wyoming	WMC260882
TD #19	1	24N	75W	Albany	2004.6260	Wyoming	WMC260883
TD #19	6	24N	74W	Albany	2004.6260	Wyoming	WMC260883
TD #20	1	24N	75W	Albany	2004.6261	Wyoming	WMC260884
TD #20	6	24N	74W	Albany	2004.6261	Wyoming	WMC260884
TD #21	1	24N	75W	Albany	2004.6262	Wyoming	WMC260885
TD #21	6	24N	74W	Albany	2004.6262	Wyoming	WMC260885
TD #22	6	24N	74W	Albany	2004.6263	Wyoming	WMC260886
TD #23	6	24N	74W	Albany	2004.6264	Wyoming	WMC260887
TD #24	6	24N	74W	Albany	2004.6265	Wyoming	WMC260888

TD #25	6	24N	74W	Albany	2004.6266	Wyoming	WMC260889
TD #26	6	24N	74W	Albany	2004.6267	Wyoming	WMC260890
TD #31	12	24N	75W	Albany	2004.6268	Wyoming	WMC260891
TD #32	12	24N	75W	Albany	2004.6269	Wyoming	WMC260892
TD #33	12	24N	75W	Albany	2004.6270	Wyoming	WMC260893
TD #34	12	24N	75W	Albany	2004.6271	Wyoming	WMC260894
TD #35	12	24N	75W	Albany	2004.6272	Wyoming	WMC260895
TD #36	12	24N	75W	Albany	2004.6273	Wyoming	WMC260896
TD #37	12	24N	75W	Albany	2004.6274	Wyoming	WMC260897
TD #38	12	24N	75W	Albany	2004.6275	Wyoming	WMC260898
TD #39	12	24N	75W	Albany	2004.6276	Wyoming	WMC260899
TD #40	12	24N	75W	Albany	2004.6277	Wyoming	WMC260900

Bootheel - 126 lode mining claims containing 2,603 mineral acres, more or less*
*Estimate of total claim acreage calculated using number of claims X 20.66 acres rounded to nearest hundredth (standard claim is 20.66 acres, but some claims are less than standard size).

EXHIBIT E

CAMP SITE LOCATION

[See attached]

N
W
E
S
35
36
31
32
X
Twentymile
Draw
3
2
1
6
10
11
12
7
7
Springs
15
14
13
18
18
22
23
24
Elk
Horn
Draw
1 Mile
Target
EXPLORATION & MINING
EXHIBIT E
X = Camp

E - 1

EXHIBIT F

POOLED AREA

Those Sections lying within the Townships and Ranges listed below:

Township 24N Range 74W

Township 24N Range 75W

Township 24N Range 76W

Township 25N Range 74W

Township 25N Range 75W

Township 25N Range 76W

F - 1